Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: August 4, 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

PLEASE SEE THE IMPORTANT NOTICE WITHIN THIS ANNOUNCEMENT.

4 August 2017

Micro Focus International plc

Filing of Form F-4

Further to the announcement by Micro Focus International plc (“Micro Focus” or the “Company”) on 7 September 2016 relating to the proposed transaction whereby Micro Focus has agreed to combine with the software business segment (“HPE Software”) of Hewlett Packard Enterprise Company (“HPE”) by way of a merger (the “Transaction”), Micro Focus announces today that the registration statement on Form F-4 relating to the Micro Focus ordinary shares underlying the Micro Focus American Depositary Shares to be issued in connection with the Transaction (the “Form F-4”) has been filed with the U.S. Securities Exchange Commission (the “SEC”).

The Form F-4 has not yet become effective and the information contained therein is subject to change. The Company expects the Form F-4 to become effective in mid to late August 2017.

Capitalised terms not otherwise defined in this announcement shall have the same meaning as those defined in the Form F-4.

Expected timetable of events:

The following dates assume the satisfaction of the conditions to completion of the Transaction by 30 August 2017 (other than those conditions that are intended to be satisfied contemporaneously with completion) but are indicative only and subject to change:

Publication of Prospectus	28 July 2017

Filing of Form F-4	3 August 2017

Record time for the Return of Value and Share Capital Consolidation	6.00 p.m. on 31 August 2017

B shares issued	7:00 p.m. on 31 August 2017

B shares redeemed	11:59 p.m. on 31 August 2017

Share Capital Consolidation effected and New Ordinary Shares admitted to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities	8:00 a.m. on 1 September 2017

Completion of the Transaction	8.00 a.m. on 1 September 2017

Consideration Shares issued and admitted to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities	8.00 a.m. on 1 September 2017

Micro Focus’ American Depositary Shares begin trading on the New York Stock Exchange	9:30 a.m. EDT on 1 September 2017

Despatch of cheques or CREST accounts credited (as appropriate) in respect of the proceeds of the redemption of the B Shares	by 15 September 2017

* References to time in this announcement are to London time unless otherwise stated.

For further information please contact:

Micro Focus International Plc

Kevin Loosemore (Executive Chairman)
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 16 3556 5605

Powerscourt (PR adviser)

Juliet Callaghan +44 20 7250 1446

J.P. Morgan Cazenove (Lead Financial Adviser and Sole Sponsor)

Bill Hutchings
Ben Berinstein
Jay Hofmann
Sanjay Jain
Dwayne Lysaght
Chris Wood
+44 20 7742 4000

Numis (Corporate Broker and Financial Adviser)

Alex Ham
Simon Willis
Tom Ballard
+44 20 7260 1000

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is acting as sole sponsor and lead financial adviser to Micro Focus in connection with the Transaction. Numis Securities Limited is also acting as financial adviser and corporate broker to Micro Focus in connection with the Transaction.

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company supporting the technology needs and challenges of the Forbes Global 2,000 (the top 2,000 public companies in the world as determined by Forbes magazine). Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’ Product Portfolios are Micro Focus and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

About HPE Software

HPE Software is a leading global provider of enterprise grade scalable software that allows customers to test application quality, manage the application lifecycle, automate IT operations, accelerate and secure business processes. The business offers a broad range of software for enterprises of all sizes across four pillars (I) IT Operations Management, (II) Application Testing & Delivery Management, (III) Security and Information Governance and (IV) Big Data Platform Analytics. Its software offerings include licences, support, SaaS and Professional Services across its product portfolio.

The business operates a global footprint spanning the Americas, Asia Pacific & Japan and EMEA regions, with over 30,000 customers across the world. The business currently works with 98 of the Fortune 100 companies.

IMPORTANT NOTICE:

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the “FCA”). J.P. Morgan Cazenove is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of J.P. Morgan Cazenove nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

Numis Securities Limited (“Numis”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of Numis nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

Aside from the responsibilities and liabilities, if any, which may be imposed by the Financial Services and Markets Act 2000 (as amended) or the regulatory regime established thereunder, or under the applicable regulatory regime of any jurisdiction where exclusion of responsibility or liability under the relevant regulatory regime would be illegal, void or unenforceable, none of J.P. Morgan Cazenove, Numis or any of their respective affiliates accepts any responsibility or liability whatsoever or makes any representation or warranty, express or implied as to the contents of this announcement, including its accuracy, fairness, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company or the Transaction and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of J.P. Morgan Cazenove and Numis and their respective affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

The information contained in this announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, to persons in any jurisdiction where to do so would breach any applicable law or regulation. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The release, publication or distribution of this announcement in whole or in part, directly or indirectly, in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

NO INCORPORATION OF WEBSITES

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website or otherwise included in this announcement, is incorporated into, or forms part of, this announcement.

NO PROFIT FORECAST

No statement in this announcement is intended as a profit forecast of Micro Focus or a profit estimate of Micro Focus and no statement in this announcement should be interpreted to mean that earnings per Micro Focus share for the current or future financial years would necessarily match or exceed the historical published earnings per Micro Focus share.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus, HPE or HPE Software may contain certain statements about Micro Focus, HPE and HPE Software that constitute or are deemed to constitute “forward-looking statements” (including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). The forward-looking statements contained in this announcement may include, but are not limited to, statements about the expected effects on Micro Focus, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus’ and HPE Software’s anticipated standalone or combined financial results and outlooks and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus, HPE nor HPE Software, nor any of their respective associates or directors, proposed directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Micro Focus’ and HPE’s ability to complete the Transaction on the anticipated terms and schedule; the tax treatment of the Transaction, risks relating to any unforeseen liabilities of Micro Focus or HPE Software; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of Micro Focus, HPE Software and the resulting combined company; the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction; the effects of government regulation on the businesses of Micro Focus, HPE Software or the combined company; the risk that disruptions from the Transaction will impact Micro Focus’ or HPE Software’s business; and Micro Focus’, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in the Prospectus, the Form F-4 and in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to Micro Focus, refer to Micro Focus’ Annual Report and Accounts 2016. It is however noted that it is not possible to predict or identify all such factors. Consequently, while the list of factors presented or referred to here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Forward-looking statements included herein are made as of the date hereof.

Subject to any requirement under applicable law, none of Micro Focus, HPE or HPE Software undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future/subsequent events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

NO OFFER OR SOLICITATION

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of Micro Focus, HPE Software or any other entity and should not be considered as a recommendation that any investor should subscribe for or purchase any such securities. Neither the issue of this announcement nor any part of its contents constitutes an offer to sell or invitation to purchase any securities of Micro Focus, HPE Software or any other entity and no information set out in this announcement or referred to in other written or oral information is intended to form the basis of any contract of sale, investment decision or any decision to purchase any securities in it.

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, and no offer of securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country or jurisdiction in which such offer may not be made other than (i) in accordance with the requirements under the US Securities Exchange Act of 1934, as amended, a registration statement under the US Securities Act of 1933, as amended, or the securities laws of such other country or jurisdiction, as the case may be, or (ii) pursuant to an available exemption therefrom.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement relates to, amongst other things, the Transaction. In connection with the Transaction, Micro Focus has filed, and will file, relevant materials with the SEC, including the Form F-4 relating to the Micro Focus ordinary shares underlying the Micro Focus American Depositary Shares issued in connection with the Transaction, and Seattle SpinCo, Inc. (“Seattle”), a wholly owned subsidiary of HPE has filed a registration statement on Form 10 with the SEC. Each of these registration statements contains a preliminary information statement/prospectus and other documents related to the Transaction. The registration statements have not yet become effective.  After the registration statements are declared effective by the SEC, Micro Focus and Seattle will make available the information statement/prospectus contained in the registration statements to HPE’s stockholders. This announcement is not a substitute for the registration statements or other documents that Micro Focus, HPE or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge upon written request to Micro Focus’ investor relations or HPE’s investor relations.